METALLA PROVIDES THREE-YEAR CORPORATE STRATEGY AND HIGHLIGHTS
NEAR-TERM CATALYSTS

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
December 6, 2023	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to profile its post-merger core assets and provide a three-year corporate strategy and highlights near-term portfolio catalysts.

CORPORATE HIGHLIGHTS

  An emerging mid-tier royalty and streaming company now with over 100 royalties and streams with several cornerstone assets including Côté-Gosselin and Taca Taca

  Six producing assets with three more scheduled to commence production in 2024

  Key production contributors for 2024/2025 are expected to be Tocantinzinho, Wharf, Aranzazu, La Encantada, Amalgamated Kirkland, and Endeavor

  Projected gold equivalent ounce ("GEO") production of over 30,000 ounces annually by 2030 from high-quality, long-life projects, expected to result in substantial growth in cash flow

  Best in class jurisdictional risk profile with royalties on assets located in established mining regions across North America, South America, and Australia

  Approximately $35 million in total liquidity available

Brett Heath, President, and CEO of Metalla commented, "After a combined 12 years of respective acquisitions of high-quality growth assets at Metalla and Nova Royalty Corp., the combination underpins a portfolio that is expected to produce over 30,000 GEOs annually by 2030. We anticipate near-term free cash flow growth to be driven by Tocantinzinho, Endeavor, and Amalgamated Kirkland for the 2024/2025 period, firmly establishing our business as a mid-tier royalty company."

Mr. Heath continued, "Over the next three years as we benefit from the many upcoming catalysts in our portfolio, we intend to focus on additional strategic transactions and the development of a capital return strategy."

THREE-YEAR STRATEGY OBJECTIVES

  Pursue additional strategic transactions to complement best-in-class growth portfolio

  Focus on increasing shareholder value, including the development of a capital return strategy

  Reduce debt and maintain a strong balance sheet

TERMINATION OF AT-THE-MARKET FACILITY

On May 27, 2022, the Company announced that it had entered into an equity distribution agreement to establish an At-The-Market equity program (the "ATM Program"), which could be terminated at any time by the Company or the syndicate of agents. On November 30, 2023, the Board of Directors authorized the termination of the ATM Program and no further sales will take place thereunder.  From inception to termination, the Company distributed 1,328,079 common shares under the ATM Program at an average price of $5.01 for gross proceeds of $6.6 million, however, there had been no sales during the five months ended November 30, 2023.

CORE PORTFOLIO VALUE CONTRIBUTORS

Metalla will enter 2024 with royalties on six producing assets and three new mines that are expected to commence production during the year. The portfolio hosts a commodity mix of gold, silver, and copper, creating blended leverage to monetary, strategic, and inflation resilient metals to preserve purchasing power and grow value over the long term. The portfolio is anchored by 10 core assets profiled below, representing over 50% of the consensus NAV of the portfolio.

Côté and Gosselin (1.35% NSR)1

Côté is located near Sudbury, Ontario and is poised to become Canada's third largest gold mine with IAMGOLD Corp. ("IAMGOLD") (TSX: IMG) announcing an expected annual output of 495Koz and total cash costs of US$693/oz in the first six years of operation. The main driver of growth at the Côté mine is expected to be the 5Moz gold Gosselin deposit located adjacent to the 14 Moz Côté pit. Construction is ongoing at Côté and was ~92% complete as of September 30, 2023. The project remains on track to commence production in early 2024.

Since the inaugural resource estimate at Gosselin, an additional 57 holes for 34,790m have been drilled at the deposit which are expected to be incorporated in the year-end resource update. Recent holes have highlighted the depth potential at Gosselin where IAMGOLD intends to drill to a similar depth as the Côté deposit. Metalla's royalty covers the northern portion of Côté and all of the Gosselin deposit.

Côté Reserve & Resource Estimate:

	Côté			Gosselin
	Tonnes	Gold		Tonnes	Gold		Royalty GEOs
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)
Proven & Probable	233,331	1.0	7,174				5.8
Measured & Indicated	365,916	0.9	10,206	124,500	0.8	3,350	53.6
Inferred Resources	189,108	0.6	3,813	72,900	0.7	1,710	26.1

For royalty ounce calculation, Metalla estimates 6% of Côté and 100% of Gosselin's Mineral Resources and Mineral Reserves are subject to our royalty interest at a rate of 1.35%.

Tocantinzinho (0.75% NSR)2

Tocantinzinho is an advanced-stage gold development project in Pará State, Brazil owned by G Mining Ventures (TSXV: GMIN) with a planned 10.5 year mine life and an expected annual gold production of 196Koz over the first five years at an AISC of $666/oz. The fully funded project was 51% complete as of September 12, 2023, and trending on time and on budget for commercial production in the second half of 2024.

Metalla holds a 0.75% Gross Value Royalty interest on Tocantinzinho.

Tocantinzinho Reserve & Resource Estimate:

	Tonnes	Gold		Royalty GEOs
	(000's)	(g/t)	(Koz)	(000s)
Proven & Probable Reserves	48,676	1.31	2,042	15.3
Measured & Indicated Resources	48,114	1.36	2,102	15.8
Inferred Resources	1,580	0.98	50	3.8

For royalty ounce calculation, Metalla estimates 100% of the Tocantinzinho Mineral Resources and Mineral Reserves are subject to our royalty interest at a rate of 0.75%.

Castle Mountain (5% NSR)3

Castle Mountain is an operating heap leach and mill gold mine operated by Equinox Gold Corp. ("Equinox") (TSX: EQX) (NYSE:EQX) and located in California, USA, north of Equinox's Mesquite mine. Phase 1 is currently operating at the JSLA, Jumbo, and Oro Belle pits with an expected production of 30-40Koz of gold annually. Phase 2, which is expected to begin in 2026 and includes South Domes which is covered by Metalla's royalty, is projected to expand production to more 218Koz at an AISC of $858/oz over the 14-year Phase 2 mine plan. Equinox has outlined the potential to expand the Mineral Reserve pits outlined in the 2021 feasibility study to ultimately connect the JSLA and South Domes pits. Metalla holds a 5% Net Smelter Return ("NSR") royalty on the South Domes portion of the mine.

Castle Mountain South Domes Reserve & Resource Estimate:

	Tonnes	Gold		Royalty GEOs
	(000's)	(g/t)	(Koz)	(000s)
Proven & Probable Reserves	54,800	0.63	1,100	55
Measured & Indicated Resources	66,406	0.63	1,347	67.4
Inferred Resources	39,190	0.47	588	29.4

For royalty ounce calculation, Metalla estimates 100% of the South Domes Mineral Resources and Mineral Reserves are subject to our royalty interest at a rate of 5.0%.

Taca Taca (0.42% NSR)4

Taca Taca, located in Salta, Argentina, is one of the largest undeveloped copper projects in the Americas, wholly-owned by First Quantum Minerals Ltd. ("First Quantum") (TSX: FM). Taca Taca is planned to consist of an open pit mine with a large 60 Mtpa processing plant expected to produce more than 275,000 tonnes of copper per year at its peak along with 106,000 ounces of gold and 2,205 tonnes of molybdenum. Taca Taca is expected to be a long-life asset with an initial 32-year mine life and an exceptionally large resource base providing a pre-tax net present value at an 8% discount rate ("NPV8%") of $3.4B and a 17.4% internal rate of return ("IRR"). Pre-development activities are ongoing including positive progress on water sourcing and power line development. An initial Environmental and Social Impact Assessment for the project was submitted in 2019 with final approval expected in 2024. First Quantum expects to make a development decision on Taca Taca in 2024.

Taca Taca Reserve & Resource Estimate:

	Tonnes	Copper		Gold		Molybdenum		Royalty GEOs
	(Mt)	(%)	(Mlbs)	(g/t)	(Moz)	(%)	(000 t)	(000s)
Proven & Probable	1,758.5	0.44	17,053	0.09	5.1	0.012	214	149
Measured & Indicated	2,203.3	0.43	20,836	0.09	6.1	0.012	265	182
Inferred	716.9	0.31	4,863	0.05	1.2	0.009	65	42

For royalty ounce calculation, Metalla estimates 100% of Taca Taca's Mineral Resources and Mineral Reserves are subject to our royalty interest and a rate of 0.357% is applicable for the copper and molybdenum Royalty GEOs (which factors in a 15% NSR smelting charge). Copper has been converted to Royalty GEOs assuming $3.50 per pound. Molybdenum has been converted to Royalty GEOs assuming $10.00 per pound.

Copper World Complex (0.315% NSR)5

Copper World is a large open pit copper development project in Arizona, USA, owned by Hudbay Minerals Inc. ("Hudbay") (TSX: HBM) (NYSE:HBM). The 2023 Pre-Feasibility study contemplates four planned open pit mines with a two-phased mine-plan.  A 20-year mine life Phase I plan is expected to produce 92,000 tonnes of copper per year in the first 10 years. Phase II extends the mine life to 44 years through an expansion of the processing facilities, resulting in up to 100,000 tonnes of annual copper production. Hudbay has indicated that it expects to receive the two outstanding operating state permits for Phase I by early 2024. Metalla holds a right of first refusal for an additional 0.36% NSR.

Copper World Reserve & Resource Estimate:

										Royalty
	Tonnes	Copper		Gold		Silver		Molybdenum		GEOs
	(Mt)	(%)	(Mlbs)	(g/t)	(Moz)	(g/t)	(Moz)	(ppm)	(Mlbs)	(000s)
Proven & Probable	385	0.52	4,412	0.02	0.350	5.44	67	108	91	28
Measured & Indicated	1,205	0.42	11,074	0.02	0.780	4.22	163	117	312	71
Inferred	275	0.32	1,940	0.01	0.089	2.82	25	106	64	12

For royalty ounce calculation, Metalla estimates 99% of the Copper World Mineral Resources and Mineral Reserves are subject to our royalty interest and a rate of 0.268% is applicable for the copper and molybdenum Royalty GEOs (which factors in a 15% NSR smelting charge). Copper has been converted to Royalty GEOs assuming $3.50 per pound of copper. Molybdenum has been converted to Royalty GEOs assuming $10.00 per pound. Silver has been converted to Royalty GEOs assuming $23.00 per ounce.

Wharf (1% NSR)6

Wharf is an open pit, heap leach gold mine operated by Coeur Mining Inc. (NYSE: CDE) in the Black Hills of South Dakota. Wharf has been in operation since 1982 and continues to be a steady-state gold operation with total 2022 production of 79.8 Koz gold. Wharf currently has an eight-year mine life, and gold production guidance for 2023 is expected to be 88-95 koz gold. Metalla holds a 1% royalty on Wharf.

Wharf Reserve & Resource Estimate:

	Tons	Gold		Royalty GEOs
	(000's)	(oz/t)	(Koz)	(000s)
Proven & Probable Reserves	33,707	0.027	908	9.1
Measured & Indicated Resources	14,468	0.020	293	2.9
Inferred Resources	3,149	0.020	63	6.3

For royalty ounce calculation, Metalla estimates 100% of the Wharf Mineral Resources and Mineral Reserves are subject to our royalty interest at a rate of 1.0%.

Aranzazu (1% NSR)7

Aranzazu is an underground copper-gold-silver mine in Zacatecas, Mexico owned and operated by Aura Minerals Inc. ("Aura") (TSX: ORA). The mine reopened in 2018 as a 3,350 tonne per day operation which produced 111,531 GEOs in 2022 at a $680/oz gold-equivalent cash cost. Guidance for 2023 is for 101-116Koz of GEOs. Aura has a long history of replacing reserves at Aranzazu, since restarting production in 2018, Aura has increased its Proven and Probable Reserves by 53% net of depletion.  Exploration is ongoing with 29,400 meters of drilling budgeted for 2023 on the property of which only 6% has been drill-tested to date.

Aranzazu Reserve & Resource Estimate:

	Tonnes	Copper		Silver		Gold		Royalty GEOs
	(kt)	(%)	(Mlbs)	(g/t)	(Moz)	(g/t)	(Koz)	(000s)
Proven & Probable	9,572	1.23	259	17.6	5.4	0.81	249	7.5
Measured & Indicated	15,072	1.44	477	21.4	10.4	0.97	471	13.9
Inferred	4,324	1.04	99	16.4	2.3	0.55	76	2.7

For royalty ounce calculation, Metalla estimates 100% of the Aranzazu Mineral Resources and Mineral Reserves are subject to our royalty interest and a rate of 0.85% is applicable for the copper Royalty GEOs (which factors in a 15% NSR smelting charge). Copper has been converted to Royalty GEOs assuming $3.50/lb. Silver has been converted to Royalty GEOs assuming $23/oz

Vizcachitas (0.49% NSR on Underground, 0.98% NSR on Open Pit)8

Vizcachitas is a large copper-molybdenum porphyry deposit in central Chile, owned by Los Andes Copper Ltd. ("Los Andes") (TSXV: LA). The 2023 pre-feasibility study outlined an initial 26-year open pit mine life with annual copper production of 183,000 tonnes in the first eight years, a post-tax NPV8% of $2.8B and an IRR of 24%. The project has existing infrastructure including transport, power, and access to desalinated water. Los Andes has resumed exploration and optimization drilling where several targets include possible resource extensions to the east, west and at depth. Los Andes expect to complete a Feasibility study between 2023 and 2024, with potential commencement of commercial production in 2029. The royalty covers approximately 50% of the open pit.

Vizcachitas Reserve & Resource Estimate:

	Tonnes	Copper		Silver		Molybdenum		Royalty GEOs
	(Mt)	(%)	(Mlbs)	(g/t)	(Moz)	(ppm)	(Mlbs)	(000s)
Proven & Probable	1,220	0.36	9,623	1.1	45.2	136	365	89
Measured & Indicated	1,541	0.38	13,021	1.1	53.8	155	526	121
Inferred	1,823	0.34	13,747	0.9	55.3	123	495	126

For royalty ounce calculation, Metalla estimates 50% of the Vizcachitas Mineral Resources and Mineral Reserves are subject to our royalty interest and a rate of 0.417% is applicable for the copper and molybdenum Royalty GEOs (which factors in a 15% NSR smelting charge). Copper has been converted to Royalty GEOs assuming $3.50 per pound. Molybdenum has been converted to Royalty GEOs assuming $10.00 per pound. Silver has been converted to Royalty GEOs assuming $23.00 per ounce.

Endeavor (4% NSR)9

Endeavor is a past-producing major underground silver-zinc-lead mine in Cobar, Australia owned by Polymetals Resources Limited ("Polymetals") (ASX: POL). As part of the restart plan Polymetals declared an initial 10-year mine life producing 9.8 Moz silver, 210 kt zinc and 62 kt lead with first concentrate production targeted for H2-2024. The mine restart study produced a NPV8% of A$201 million and an IRR of 91%, with expenditures estimated to be A$23.7 million. Metalla holds a 4.0% NSR royalty on all silver, zinc, and lead produced from Endeavor.

Endeavor Reserve & Resource Estimate:

						Lead
	Tonnes	Zinc		Silver				Royalty GEOs
	(Mt)	(%)	(Mlbs)	(g/t)	(Moz)	(%)	(Mlbs)	(000s)
Proven & Probable	5.6	4.04	499	78	14.1	1.79	221	21
Measured & Indicated	14.8	7.2	2,338	72.9	34.7	4.3	1,387	90
Inferred	3.1	7.7	526	78	7.8	3.7	253	19

For royalty ounce calculation, Metalla estimates 100% of the Endeavor Mineral Resources and Mineral Reserves are subject to our royalty interest and the zinc and lead Royalty GEOs factor in a 15% NSR smelting charge). Zinc has been converted to Royalty GEOs assuming $1.10 per pound. Lead has been converted to Royalty GEOs assuming $1.00 per/oz. Silver has been converted to Royalty GEOs assuming $23.00/oz.

Wasamac (1.5% NSR)10

Wasamac is a development-stage underground gold project near Rouyn-Noranda, Quebec owned and operated by Agnico Eagle Mines Ltd ("Agnico Eagle") (TSX:AEM) (NYSE: AEM). Agnico Eagle envisions the project as an underground bulk mining operation with production of up to 200 Koz gold per year. Studies are ongoing to assess the potential to process the ores of Wasamac at the LaRonde or Canadian Malartic processing facilities with preliminary results expected in 2024.

Wasamac Reserve & Resource Estimate:

	Tonnes	Gold		Royalty GEOs
	(000's)	(g/t)	(Koz)	(000s)
Proven & Probable Reserves	26,835	2.52	2,170	32.6
Measured & Indicated Resources	6,030	1.75	340	5.1
Inferred Resources	7,090	2.00	455	6.8

For royalty ounce calculation, Metalla estimates 100% of the Wasamac Mineral Resources and Mineral Reserves are subject to our royalty interest and a rate of 1.50% is applicable. Agnico Eagle classify the Wasamac Reserve & Resource estimate as historic as the estimate was prepared on behalf of a prior owner of the property.

CORPORATE UPDATE

E.B. Tucker retires from the Board of Directors

The Company announces the retirement of E.B. Tucker from the Board of Directors after serving as a member for the past seven years.

Brett Heath, President and CEO of Metalla commented, "Today E.B. Tucker has retired from the Metalla board of directors after almost seven years of service. E.B. was a founding director of Metalla shortly after its initial public offering in 2016 and played a key role in the Company's growth and success. On behalf of the Company and the Board of Directors, we would like to thank E.B. for his unwavering dedication and insightful leadership and wish him the best to focus on his future endeavors."

E.B. Tucker, former director of Metalla commented, "It's been an honor to serve the shareholders of Metalla for almost seven years. A period where its portfolio of royalties grew from a handful to more than 100 today. As a shareholder I'm excited for what's ahead for this new, larger, emerging royalty company."

Shares for services agreements

In connection with the closing of the acquisition by Metalla (the "Arrangement") of all of the issued and outstanding shares of Nova Royalty Corp. ("Nova"), Metalla announces that it has entered into a shares for services agreement with Trinity Advisors Corporation ("Trinity Advisors") (the "Trinity Shares for Services Agreement"), pursuant to which, subject to receipt of TSXV approval and NYSE American approval, Metalla will issue to Trinity Advisors of 143,832 Metalla Shares at a deemed price of C$5.29 per share (which is equal to the closing price of the Metalla Shares on the date of announcement of the Arrangement), as partial payment of the success fee payable by Metalla to Trinity in connection with the completion of the Arrangement. In addition, Nova, Metalla, and PI Financial Corp. ("PI Financial") have entered into a shares for services agreement  pursuant to which, subject to receipt of TSXV approval and NYSE American approval, Nova agreed to assign, and Metalla agreed to assume, the obligation to pay a portion of the success fee payable to PI Financial in connection with the completion of the Arrangement, by issuance to PI Financial of 164,379 Metalla Shares, also at a deemed price of C$5.29 per share (being the closing price of the Metalla Shares on the date of announcement of the Arrangement).

Both Trinity Advisors and PI Financial are arm's length parties to Metalla, Nova and each of their affiliates.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, M.Sc., geologist and member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla is an emerging mid-tier royalty and streaming company focused on leveraged exposure to gold, silver, and copper. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns on high quality assets with experienced operators in low-risk jurisdictions. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath" President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

Numbers may not add due to rounding.

(1) For details, please refer to IAMGOLD's 2023 Annual Information Form and IAMGOLD's Press Release dated October 23, 2023 available at sedarplus.ca

(2) For details, please refer to the Feasibility Study - NI 43-101 Technical Report for the Tocantinzinho Gold Project with an effective date of December 10, 2021 and the G Mining Ventures' Press Release dated September 12, 2023.

(3) For details, please refer to the Technical Report for the Castle Mountain Project Feasibility Study with an effective date of February 26, 2021, NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project dated August 28, 2018 and Equinox Gold's Q3 2023 Management and Discussion available on sedarplus.ca

(4) For details, please refer to the Taca Taca Project, Salta Province Argentina, Amended and Restated NI 43-101 Technical Report issued March 30, 2021 and First Quantum Minerals' Q3 2023 MD&A.

(5) For details, please refer to the NI 43-101 Technical Report, Copper World Complex, Pima County, Arizona USA, with an effective date of May 1, 2022, Hudbay Minerals' 2022 Annual Information Form and the Information outlined on www.copperworldaz.com and the Copper World Pre-Feasibility Study dated September 8, 2023.

(6) For details, please refer to Coeur Mining's 2023 Annual Information Form and Coeur Mining's Q3 2023 Management Discussion and Analysis 10-Q SEC Filing report.

(7) For details, please refer to the Feasibility Study of the Re-Opening of the Aranzazu Mine, Zacatecas, Mexico with an effective date of January 31, 2018 and Aura Minerals' 2023 Annual Information Form.

(8) For details, please refer to the Vizcachitas Project Pre-Feasibility Study, Valparaiso Region, Chile, NI 43-101 Technical Report, with an effective date of February 20, 2023 and the Los Andes Copper's 2022 Annual Information Form

(9) For details, please refer to the Polymetals Resources' Mine Restart Study for the Endeavor Mine dated October 16 2023 and filed on ASX.com.au

(10) For details, please refer to Agnico Eagle Mines' Q2 2023 and Q3 2023 Financial Statements and Yamana Gold's 2023 Annual Information Form

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including attributable gold equivalent ounces (GEOs). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, plus an amount calculated by taking the expected revenue by the Company from payable silver ounces, copper pounds, lead pounds and zinc pounds attributable to the Company, less material costs, divided by the price of gold. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present attributable ounces on a similar basis

The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the expected GEO production by 2030; the key production contributors for 2024/2025; the anticipated near-term free cash flow growth; the establishment of Metalla as an emerging mid-tier royalty company; the three years strategic objectives of Metalla; the termination of the ATM Program; the expected production at the projects in which Metalla holds a royalty interest; the expected commencement of production at Côté mine and the timing thereof;   the start of Phase 2 at Castle Mountain; the potential expansion of production at Castle Mountain; the mine life expectancy at Taca Taca; the final approval of the Environmental and Social Impact Assessment for Taca Taca and the timing thereof; the making of a development decision for Taca Taca by First Quantum and the expected timing thereof; the two-phased mine plan for Copper World; the receipt of outstanding operating state permits for Phase I at the Copper World Complex and the expected timing thereof; drilling at Aranzazu; the completion of a feasibility study by Los Andes at Vizcachitas and the timing thereof; the anticipating timing of commencement of commercial production at Vizcachitas; the results of the studies at Wasamac and the timing thereof; the expectations generally of Metalla the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof; the issuance of Metalla Shares to Trinity Advisors and PI Financial under the Shares for Services Agreements; the receipt of TSXV approval and NYSE American approval for the Shares for Services Agreements;  future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest;   future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements